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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO.3)*

                          dick clark productions, inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   181512-10-4
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 13, 2002
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 181512-10-4                  13G                 Page  2  of  7  Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Karen W. Clark
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 0
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    0
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  3,561,143
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,561,143
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           38.4%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 181512-10-4                  13G                 Page  3  of  7  Pages

ITEM 1(a). NAME OF ISSUER:

           dick clark productions, inc. (the "Company").

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           3003 West Olive Avenue
           Burbank, California 91510-4590

ITEM 2(a). Name of Person Filing:

           Karen W. Clark

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           c/o dick clark productions, inc.
           3003 West Olive Avenue
           Burbank, California 91510-4590

ITEM 2(c). CITIZENSHIP:

           United States

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           Common Stock, $.01 par value

ITEM 2(e). CUSIP NUMBER:  181512-10-4


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable.

ITEM 4.    OWNERSHIP.  As of February 13, 2002:

           (a)     Amount beneficially owned:  3,561,143 shares of Common Stock.

           (b)     Percent of class:  38.4%

           (c)     Number of shares as to which the person has:

                   (i)   sole power to vote or to direct the vote:  0

CUSIP No. 181512-10-4                  13G                 Page  4  of  7  Pages

                   (ii)  shared power to vote or direct the vote: 0

                         Pursuant to a voting trust agreement with her husband, Richard W. Clark, Mr. Clark has the sole voting power of the stock owned by Ms. Clark. In addition, the Company, Capital Communications CDPQ Inc., DCPI Investco, Inc. ("Investco") and DCPI Mergerco, Inc. have entered into an Agreement and Plan of Merger, dated as of February 13, 2002 (the "Merger Agreement"), pursuant to which Mergerco will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. As a condition and inducement to Investco entering into the Merger Agreement, Richard W. Clark, Karen W. Clark and Olive Enterprises, Inc. (collectively, the "Principal Stockholders") entered into a Voting Agreement, dated as of February 13, 2002 (the "Voting Agreement"), with Investco relating to 6,309,142 shares of Common Stock and 818,605 shares of Class A Common Stock of the Company owned by the Principal Stockholders (collectively, the "Shares").

                         Pursuant to the Voting Agreement, the Principal Stockholders have agreed (i) to vote the Shares on all matters regarding the Merger and the transactions contemplated thereby or any alternate acquisition proposal as to which the Principal Stockholders are entitled to vote at a meeting of the stockholders of the Company, in the manner specified by Investco, and
                         (ii) to express consent or dissent to corporate action in writing without a meeting on all the Shares for all matters regarding the Merger and the transactions contemplated thereby or any alternate acquisition proposal to which stockholders are allowed to express such consent or dissent without a meeting, in the manner specified by Investco.

                         Pursuant to the Voting Agreement, each of the Principal Stockholders has also irrevocably granted to and appointed Pierre Belanger and Helene Belanger, or either of them in their respective capacities as officers of Investco, with full power of substitution, as attorneys and proxies to vote all Shares on all matters regarding the Merger and the transactions contemplated thereby or any alternate acquisition proposal as to which the Principal Stockholders are entitled to vote at a meeting of the stockholders of the Company, or to which the Principal Stockholders are entitled to express consent or dissent to corporate action in writing without a meeting, in their absolute, sole and binding discretion.

                         The Merger Agreement and the Voting Agreement are included as Exhibits 1 and 2, respectively, to this Statement, and incorporated herein by this reference.

                   (iii) sole power to dispose or direct the disposition of:
                         3,561,143

CUSIP No. 181512-10-4                  13G                 Page  5  of  7  Pages


                   (iv)  shared power to dispose or direct the disposition of: 0


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to reportt he fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.

CUSIP No. 181512-10-4                  13G                 Page  6  of  7  Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 25, 2002
                                   ---------------------------------------------
                                                       Date

                                             /s/  Karen W. Clark
                                   ---------------------------------------------
                                                     Signature

                                                  Karen W. Clark
                                   ---------------------------------------------
                                                    Name/Title

                                  EXHIBIT INDEX


Exhibit 1 Agreement and Plan of Merger, dated as of February 13, 2002, by and among Capital Communications CDPQ, Inc., DCPI Investco, Inc., DCPI Mergerco, Inc., and dick clark productions, inc. (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by dick clark productions, inc. on February 15,
               2002)


Exhibit 2 Voting Agreement, dated as of February 13, 2002, by and among Richard W. Clark, Karen W. Clark, Olive Enterprises, Inc. and DCPI Investco, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by dick clark productions, inc. on February 15, 2002)